UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Protection One, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743663403
(CUSIP Number)

Alex Hocherman
Quadrangle Group LLC
375 Park Avenue, 14th Floor
New York, NY 10152
(212) 418-1700

Copy to:

Phillip R. Mills, Esq.
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
(212) 450-4618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663403	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS. POI Acquisition, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 743663403	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS. Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) PN
* All shares were held by POI Acquisition, L.L.C. Beneficial ownership of the shares referred to herein was being reported hereunder solely because Quadrangle Capital Partners LP may have been deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POI Acquisition, L.L.C. However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.

CUSIP No. 743663403	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS. Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) PN
* All shares were held by POI Acquisition, L.L.C. Beneficial ownership of the shares referred to herein was being reported hereunder solely because Quadrangle Capital Partners-A LP may have been deemed to share beneficial ownership of such shares as a result of its 25.99% ownership of POI Acquisition, L.L.C. However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.

CUSIP No. 743663403	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) PN
* All shares were held by POI Acquisition, L.L.C. Beneficial ownership of the shares referred to herein was being reported hereunder solely because Quadrangle Select Partners LP may have been deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POI Acquisition, L.L.C. However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.

CUSIP No. 743663403	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS. Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) PN
*All shares were held by POI Acquisition, L.L.C. Quadrangle GP Investors LP is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners−A LP, which together own all of the equity of POI Acquisition, L.L.C. However, Quadrangle GP Investors LP disclaims beneficial ownership of such shares.

CUSIP No. 743663403	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS. Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*All shares were held by POI Acquisition, L.L.C. Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners−A LP, which together own all of the equity of POI Acquisition, L.L.C. However, Quadrangle GP Investors LLC disclaims beneficial ownership of such shares. The managing members of Quadrangle GP Investors LLC are Peter R. Ezersky, Michael Huber, Edward Sippel and Joshua L. Steiner. However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

This Amendment No. 6 to Schedule 13D supplements and amends the Schedule 13D of POI Acquisition, L.L.C. (“POIA”), Quadrangle Capital Partners LP, Quadrangle Capital Partners−A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC (together, the “Quadrangle Entities”), Quadrangle Master Funding Ltd. and Quadrangle Debt Recovery Advisors LP (together, the “Monarch Entities”) originally filed on February 17, 2004, amended pursuant to Amendment No. 1 to Schedule 13D filed on November 18, 2004, Amendment No. 2 to Schedule 13D filed on February 18, 2005, Amendment No. 3 to Schedule 13D filed on April 10, 2007, Amendment No. 4 to Schedule 13D filed on May 6, 2008 and Amendment No. 5 to Schedule 13D filed on April 28, 2010 with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc. (“POI”).

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 5.  Interest in Securities of the Issuer

The response set forth in Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

(c) On June 4, 2010, POIA tendered all of its shares of Common Stock pursuant to the Offer at a price of $15.50 per share of Common Stock.  On June 4, 2010 Acquisition Sub announced that the conditions to the Offer were satisfied, and the shares of Common Stock tendered in the Offer were accepted for payment by Acquisition Sub.  Following this transaction, POIA no longer beneficially owns 5% or more of the outstanding Common Stock of POI, and accordingly, this statement on Schedule 13D is hereby terminated and this Amendment No. 6 constitutes the final amendment thereto.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 15    Amended and Restated Joint Filing Agreement, dated as of June 7, 2010, by and among POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, and Quadrangle GP Investors LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POI ACQUISITION, L.L.C.

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Manager

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ Peter Ezersky
Name: Peter Ezersky
Title: Managing Member

INDEX TO EXHIBITS

Exhibit No.	Description

15
Amended and Restated Joint Filing Agreement, dated as of June 7, 2010, by and among POI Acquisition, L.L.C., Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, and Quadrangle GP Investors LLC.